UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025 (Report No. 3)

Commission file number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On November 6, 2025, NewcelX Ltd. (“NewcelX” or the “Company”) announced that Mr. Omri Hagai has been appointed as its Chief Financial Officer (“CFO”) by its Board of Directors, effective December 10, 2025. Mr. Hagai will replace Mr. Uri Ben Or, the Interim Chief Financial Officer of the Company, who will be stepping down from his position effective on December 10, 2025. The termination of Mr. Ben Or’s services with the Company was not as a result of any disagreement between Mr. Ben Or and the Company, or any matter related to the Company’s operations, policies or practices. The appointment of Mr. Hagai as a full-time CFO follows the closing of the merger between NLS Pharmaceutics Ltd. and Kadimastem Ltd.

Mr. Hagai is an accomplished finance executive with extensive leadership experience in public companies in the technology and industrial sectors. Between 2016 and 2021, he held multiple roles at Israel Chemicals Ltd. (NYSE:ICL), including Assistant Controller and later Disclosure & Reporting Controller at the company’s Global Accounting Headquarters. From 2021 through 2023, Mr. Hagai served as Director of Finance at BrainsWay Ltd. (Nasdaq:BWAY), and since 2023, he has served as Chief Financial Officer at Saverone 2014 Ltd. (Nasdaq:SVRE). Mr. Hagai received a bachelor’s degree in Business Management and Accounting from the Hebrew University of Jerusalem and is a Certified Public Accountant in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: November 7, 2025	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Executive Chairman and Chief Executive Officer

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